Exhibit 99.2

Cellebrite
Justice Accelerated

CELLEBRITE DI LTD.
45 HEADQUARTERS PLAZA
NORTH TOWER, 1ST AND 2ND FLOORS
MORRISTOWN, NJ 07960
USA

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V55583-P17748 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CELLEBRITE DI LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" ALL THE PROPOSALS.

1. To approve the election of Thomas Hogan and the re-election of each of Adam Clammer and Yossi Carmil as Class III Directors of the board of directors of the Company (the "**Board**"), to hold office until the close of the annual meeting of the Company in 2027, and until their respective successors are duly elected and qualified;

Nominees:	For	Against	Abstain
1a. Thomas Hogan	☐	☐	☐
1b. Adam Clammer	☐	☐	☐
1c. Yossi Carmil	☐	☐	☐

2. To approve the re-election of each of Nadine Baudot-Trajtenberg and Dafna Gruber as an external director of the Board for a period of three years commencing as of November 29, 2024;

Nominees:	For	Against	Abstain
2a. Nadine Baudot-Trajtenberg	☐	☐	☐
2b. Dafna Gruber	☐	☐	☐

	For	Against	Abstain
3. To approve the Non-Executive Directors' Compensation Package and External Directors' Compensation Package; and	☐	☐	☐
4. To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the "**Audit Committee**"), to determine the auditor's remuneration.	☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal Nos. 2 and 3).

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V55584 - P17748 CELLEBRITE DI LTD. (THE "COM P ANY") PROXY THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS I, the undersigned, a shareholder of Cellebrite DI Ltd . (the " Company "), hereby nominate, constitute and appoint Ms . Dana Gerner, Chief Financial Officer of the Company, Ayala Berler Shapira, Adv . , General Counsel of the Company and Roei Gamadi, Adv . , Sr . Legal Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value of NIS 0 . 00001 per share of the Company (the " Shares "), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the " Meeting ") to be held at the offices of the Company, located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602 , Israel, on Tuesday, September 17 , 2024 , at 4 : 00 p . m . (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated August 13 , 2024 , relating to the Meeting (the " Proxy Statement ") . Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a "FOR" vote . IMPORTANT NOTE : BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I . E . , THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSALS 2 AND 3 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THESE PROPOSALS . IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS NO . 2 AND 3 , PLEASE NOTIFY MS . AYALA BERLER SHAPIRA, ADV . , GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER, AT 94 SHLOMO SHMELZER ROAD, PETAH TIKVA 4970602 , TELEPHONE : + 972 - 73 - 3949484 , OR BY EMAIL ( AYALA . BERLER@CELLEBRITE . COM ) . PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER” This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned . Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, August 12 , 2024 , the record date fixed by the board of directors of the Company for such purpose . Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company . Any and all proxies given by the undersigned prior to this proxy are hereby revoked . (Continued and to be signed on the reverse side) Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com.